EXHIBIT 4

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 10/13/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
9/2/2025	Sell	10,927	10.93
9/3/2025	Sell	190	10.96
9/8/2025	Sell	16,022	11.22
9/10/2025	Sell	4,999	11.30
9/11/2025	Sell	17,596	11.39
9/12/2025	Sell	15,477	11.44
9/15/2025	Sell	24,273	11.40
9/16/2025	Sell	29,484	11.37
9/17/2025	Sell	32,638	11.40
9/18/2025	Sell	23,468	11.33
9/19/2025	Sell	22,374	11.33
10/13/2025	Sell	40,105	12.12